Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

www.ropesgray.com

Matthew Gaarder-Wang

T +1 415 315 6302

F +1 415 315 4837

matthew.gaarder@ropesgray.com

September 10, 2010

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Post-Effective Amendment No. 62 to the Registration Statement on

       Form N-1A of HighMark Funds (the “Trust”)

       (File Nos. 033-12608 and 811-5059)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 62 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Trust is filing the Amendment to add two new series to the Trust – HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund (the “Funds”). The Funds will offer Class A, Class C and Fiduciary shares.

The Amendment includes (i) the prospectus relating to the Class A and Class C shares of the Funds, (ii) the prospectus relating to the fiduciary shares of the Funds, (iii) the statement of additional information relating to the Funds and (iv) the Trust’s Part C. Since this Amendment relates only to the addition of the new series of the Trust in new prospectuses and a new statement of additional information, no prospectus or statement of additional information contained in the above referenced Registration Statement relating to any other series of the Trust is intended to be amended or superseded hereby. The Trust intends to file an amendment to the above referenced Registration Statement pursuant to Rule 485(b) under the Securities Act in order to submit any required exhibits not included in this Amendment and to update certain other information.

Please do not hesitate to contact the undersigned (415-315-6302) or, in my absence, Robin Dvorkin, counsel to the HighMark Funds (415-765-2183), with any comments or questions you might have.

Very truly yours,

/s/ Matthew Gaarder-Wang
Matthew Gaarder-Wang